GarageSkins, Inc.



ANNUAL REPORT

570 S Clearwater Loop

Post Falls, ID 83854

(208) 544-6475

https://www.garageskins.com

This Annual Report is dated July 27, 2023.

BUSINESS

GarageSkins, Inc. manufactures and sells the patented garage door overlay systems known as "GarageSkins."

Previous Offerings

Series Seed Preferred - raised $1,200,000.00 in a priced round at $0.3747/share, selling 3,770,123 shares.

Series Seed Preferred 1 - raised $278,592.28 in a priced round at $0.5246/share, selling 531,052 shares.

Series A Preferred - raised $300,000.00 in a priced round at $0.7137/share, selling 420,301 shares.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Business can operate for 6 months with no revenue.
Major expenses anticipated include: $80,000 for new bridgesaw; $200,000 for electrical work; $100,000 for HVAC work.
Future operational challenges include operating a limited production capacity due to not having automation equipment.
Future capital resource challenges include attracting accredited investors in a recession, where most focus is on either artificial intelligence companies, or life-tech companies.
Future milestones will include installing our bridgesaw, which will greatly increase production and quality, having a product feature on the Magnolia Network (scheduled for early 2024) and fully building out our production facility.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $186,796.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

GarageSkins, Inc. schedule of outstanding debt:

Numerica Credit Union - Line of Credit, at time of writing outstanding balance is $99,808
Doornink Investments, LTD. - 2-year term loan for $250,000 at 5% interest, extendable upon mutual agreement - due and payable Nov, 2023.
Richard and Julie Medlen - 2 year term loan for $200,000 at 5% interest plus $69,000 tax incursion penalty, extendable upon mutual agreement, due and payable Feb 2025.
Doornink Investments, LTD. - 2 year term loan for $200,000 at 5% interest, extendable upon mutual agreement, due and payable June 2025.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Board of Directors:

Richard L Medlen, Chair. Ronald Doornink; Chris Erickson, Board Treasurer

Management:

Richard L Medlen, CEO; Julie E Medlen, Vice President, Marketing; Robert Brock, Vice President Operations

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Richard L Medlen is the only holder of over 20% of stock, owning 6,400,000 shares of common voting stock.

RELATED PARTY TRANSACTIONS

Richard and Julie Medlen have the following Related Third Party transactions with GarageSkins, Inc.:

2020: Issued a line of credit at zero percent interest, payable upon demand, with current balance of $23,000

2022: Lent GarageSkins, Inc. $200,000 on a term loan (2 year term, $69,000 tax penalty, 5% interest.)

OUR SECURITIES

Founder Stock issued 2014: 8,000,000 shares at $0.0005/share
Series Seed Preferred stock issued 2020: 3,770,123 shares issued at $0.3747/share
Series Seed Preferred 1 stock issued in 2022: 531,052 shares issued at $0.5246/share
Series A Preferred stock issued in 2022: 420,301 shares issued at $0.7137/share

ESOP:
Robert Brock granted 266,863 stock options on Feb 10, 2022 - strike price of $.3747/share, 4-year vesting with a 1-year cliff, and acceleration clause on change of control.
Thomas Denison granted 35,020 stock options on Dec 1, 2022 - strike price of $0.7139/share, 3-year vesting with 1-year cliff, and acceleration clause on change of control.

Warrants:
Journey Fund issued 428,571 warrants on Oct 28, 2019 at a strike price of $0.35/share and a 10-year expiration.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

General Risks Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Funds Risks We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Product or Service Risks Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our WindowSkins. Delays or cost overruns in the development of our WindowSkins and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Security Rights Risks Minority Holder; Securities with No Voting Rights The Series Seed A Preferred stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Market Competition and Operating History Risks Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are an early stage company and have not yet generated any profits GarageSkins, Inc. was formed on December 30, 2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. GarageSkins, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. Trademarks and Patents Risks We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns 2 patents, 1 trademark, 1 Internet domain name, and multiple trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. Miscellaneous Risks The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on July 27, 2023.

GarageSkins, Inc.

By /s/ *Richard L Medlen*

Name: GarageSkins, Inc..

Title: CEO/Board Chair

Exhibit A

FINANCIAL STATEMENTS

GARAGESKINS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
GarageSkins, Inc.
Post Falls, Idaho

We have reviewed the accompanying financial statements of GarageSkins, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 20, 2023
Los Angeles, California

GARAGESKINS INC.
Balance Sheet
(Unaudited)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	186,796	$	162,255
Inventory		122,269		258,909
Prepaids and Other Current Assets		46,402		-
Total Current Assets		**355,467**		**421,164**
Property and Equipment, net		317,178		296,524
Intangible Assets		10,005		13,340
Right-of-Use Asset		1,114,599		-
Security Deposit		31,591		31,591
Total Assets	$	**1,828,839**	$	**762,619**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Current Portion of Loans and Notes	$	561,207	$	21,495
Forward Financing		29,012		-
Line of Credit		99,883		-
Deferred Revenue		389,378		166,939
Other Current Liabilities		4,153		6,506
Total Current Liabilities		**1,083,633**		**194,939**
Promissory Notes and Loans		205,031		251,063
Lease Liability		1,114,599		-
Convertible Note		-		-
Total Liabilities		**2,403,263**		**446,003**
STOCKHOLDERS EQUITY				
Voting Common Stock		264,863		264,863
Non-Voting Common Stock		-		-
Series Seed Preferred Stock		1,245,133		1,245,133
Series Seed-1 Preferred Stock		278,592		-
Series A Preferred Stock		300,000		-
Additional Paid in Capital		16,249		3,953
Retained Earnings/(Accumulated Deficit)		(2,679,261)		(1,197,333)
Total Stockholders' Equity		**(574,424)**		**316,616**
Total Liabilities and Stockholders' Equity	$	**1,828,839**	$	**762,619**

See accompanying notes to financial statements.

GARAGESKINS INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 131,159	$ 45,600
Cost of Goods Sold	253,132	-
Gross profit	(121,974)	45,600
Operating expenses		
General and Administrative	1,245,160	829,501
Research and Development	26,086	36,541
Sales and Marketing	28,046	9,553
Total operating expenses	1,299,292	875,595
Operating Income/(Loss)	(1,421,265)	(829,995)
Interest Expense	105,110	6,196
Other Loss/(Income)	(44,447)	370
Income/(Loss) before provision for income taxes	(1,481,928)	(836,561)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (1,481,928)**	**$ (836,561)**

See accompanying notes to financial statements.

GARAGESKINS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Voting Common Stock Shares	Amount	Non-Voting Common Stock Shares	Amount	Series Seed Preferred Stock Shares	Amount	Series Seed-1 Preferred Stock Shares	Amount	Series A Preferred Stock Shares	Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2020	8,000,000	$ 264,863	731,828	$ -	3,382,374	$ 1,150,000	-	$ -	-	$ -	$ -	$ (360,772)	$ 1,054,091
Capital contribution						95,133							95,133
Warrants											3,953		3,953
Net income/(loss)												(836,561)	(836,561)
Balance—December 31, 2021	8,000,000	264,863	731,828	-	3,382,374	1,245,133	-	-	-	-	3,953	$ (1,197,333)	$ 316,616
Issuance of Stock	-	-	-	-	-	-	531,052	278,592	420,301	300,000	-		578,592
Share-Based Compensation											8,344		8,344
Warrants											3,953		3,953
Net income/(loss)												(1,481,928)	(1,481,928)
Balance—December 31, 2022	8,000,000	264,863	731,828	$ -	3,382,374	$ 1,245,133	531,052	$278,592	420,301	$ 300,000	$ 16,249	$ (2,679,261)	$ (574,424)

See accompanying notes to financial statements.

GARAGESKINS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,481,928)	$	(836,561)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		38,341		21,884
Amortization of Intangibles		3,335		3,335
Warrants		3,953		3,953
Share-based Compensation		8,344		-
Changes in operating assets and liabilities:				
Inventory		136,640		(258,909)
Prepaids and Other Current Assets		(46,402)		-
Deferred Revenue		222,439		166,939
Other Current Liabilities		(2,352)		3,907
Security Deposit		-		(31,591)
Net cash provided/(used) by operating activities		**(1,117,631)**		**(927,043)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(58,995)		(265,010)
Purchases of Intangible Assets		-		(15,250)
Net cash provided/(used) in investing activities		**(58,995)**		**(280,260)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		578,592		95,133
Forward Financing		29,012		-
Line of Credit		99,883		-
Borrowing on Promissory Notes and Loans		493,680		251,063
Convertible Note				(40,000)
Net cash provided/(used) by financing activities		**1,201,167**		**306,196**
Change in Cash		24,541		(901,106)
Cash—beginning of year		162,255		1,063,362
Cash—end of year	$	**186,796**	$	**162,255**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	105,110	$	6,196
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

GarageSkins Inc. was incorporated on December 24, 2014 in the state of Oregon. The financial statements of GarageSkins Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Post Falls, Idaho.

GarageSkins Inc. manufactures and sells the patented real wood garage door overlay systems known and trademarked as "GarageSkins." Although incorporated in Oregon, all manufacturing and corporate activities are located in Post Falls, Idaho, where they operate as a foreign entity. The company sells their products direct to consumers throughout the US and Canada via their website www.garageskins.com.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to raw materials which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Machinery & Equipment	5 years
Forklifts & Genies	5 years
IT Equipment	5 years
Furniture & Fixtures	5 years
Leasehold Improvements	7 years
Vehicles	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinite lived.

The Company capitalizes Website development costs which will be amortized over the expected period to be benefitted, which may be as long as ten years.

Income Taxes

GarageSkins Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of real wood garage door overlay systems.

Cost of sales

Costs of goods sold include the cost of supplies and materials, wood, foam, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $28,046 and $9,553, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 20, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retain earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of use asset, net	$ -	$ 1,405,683	$ 1,405,683	$ 1,405,683
Liabilities				
Current portion of lease obligat	-	291,084	291,084	$ 291,084
Lease obligation	-	1,114,599	1,114,599	$ 1,114,599
Deferred rent current	-	-	-	$ -
Deferred rent non-current	-	-	-	$ -
Equity				
Retained Earnings	-	-	-	$ -
Total	$ -	$ -	$ -	$ -

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished goods	430	40,070
Raw Materials	121,839	218,839
Total Inventory	$ 122,269	$ 258,909

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Tax Credit Receivable	46,402	-
Total Prepaids and Other Current Assets	$ 46,402	$ -

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Sublease Deposit	4,000	6,400
Other current liabilities	153	106
Total Other Current Liabilities	$ 4,153	$ 6,506

5. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Machinery & Equipment	$ 103,207	$ 68,557
Forklifts & Genies	7,500	7,500
IT Equipment	39,285	35,135
Furniture & Fixtures	14,724	14,724
Leasehold Improvements	189,470	169,276
Vehicles	23,216	23,216
Property and Equipment, at Cost	**377,402**	**318,408**
Accumulated depreciation	(60,225)	(21,884)
Property and Equipment, Net	$ **317,178**	$ **296,524**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $38,341 and $21,884, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible assets consist of:

As of Year Ended December 31,	2022	2021
Patents, Trademarks & Copyrights	$ 1,425	$ 1,425
Website	15,250	15,250
Intangible assets, at cost	**16,675**	**16,675**
Accumulated amortization	(6,670)	(3,335)
Intangible assets, Net	$ **10,005**	$ **13,340**

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2022 and 2021 were in the amount of $3,335 and $3,335 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense
2023	$ (3,335)
2024	(3,335)
2025	(3,335)
2026	-
Thereafter	-
Total	$ **(10,005)**

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Voting Common Stock

The Company is authorized to issue 15,240,000 shares of Voting Common Stock with no par value. As of December 31, 2022, and December 31, 2021, 8,000,000 shares have been issued and are outstanding.

Non-Voting Common Stock

The Company is authorized to issue 1,700,000 shares of Non-Voting Common Stock with no par value. As of December 31, 2022, and December 31, 2021, 731,828 shares have been issued and are outstanding.

Series Seed Preferred Stock

The Company is authorized to issue 3,850,000 shares of Series Seed Preferred Stock with no par value. As of December 31, 2022, and December 31, 2021, 3,382,374 shares have been issued and are outstanding.

Series Seed-1 Preferred Stock

The Company is authorized to issue 540,000 shares of Series Seed-1 Preferred Stock with no par value. As of December 31, 2022, and December 31, 2021, 531,052 and 0 shares were issued and outstanding, respectively.

Series A Preferred Stock

The Company is authorized to issue 2,850,000 shares of Series A Preferred Stock with no par value. As of December 31, 2022, and December 31, 2021, 420,301 and 0 shares were issued and outstanding, respectively.

8.   SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 800,590 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	-	$ 0.06	-
Granted	266,863		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	266,863	$ 0.06	9.35
Exercisable Options at December 31, 2021	266,863	$ 0.06	9.35
Granted	35,020	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	301,883	$ 0.06	8.53
Exercisable Options at December 31, 2022	155,670	$ 0.06	8.53

Stock option expenses for the years ended December 31, 2022 and December 31, 2021 was $8,344 and $0, respectively.

Warrants

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	-	$ 0.06	-
Granted	66,726		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	66,726	$ 0.06	9.85
Granted	66,726	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	133,452	$ 0.06	9.17

The fair value of the warrants was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the warrants awards vested during 2021 was $3,953 and $3,953, respectively.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s
Revolving Balance Loan Agreement- Doornink Investments Ltd.	$ 250,000	5.00%	11/1/2021	11/1/2023	$ 12,500	14,118	$ 264,118	$ -	$ 264,118	$ 1,063	$ 1,063	$ -	$ 251,063	$ 251,063
Revolving Balance Loan Agreement- Doornink Investments Ltd.	$ 200,000	5.00%	6/24/2022	6/24/2024	$ 5,031	5,031	$ -	$ 205,031	$ 205,031	$ -	$ -	$ -	$ -	$ -
Revolving Balance Promissory Note- Doornink Investments Ltd	$ 200,000	0.00%	2/18/2022	55days from the first advance	$ -	-	$ 275,594	$ -	$ 275,594	$ -	$ -	$ -	$ -	$ -
Line of Credit Promissory Note-Julie Medlen	$ 15,000	0.00%	6/1/2017	Once equity sales aggregate of $500,000			$ 21,495	$ -	$ 21,495	$ -	$ -	$ 21,495	$ -	$ -
Total					**$ 17,531**	**$ 19,149**	**$ 561,207**	**$ 205,031**	**$ 766,238**	**$ 1,063**	**$ 1,063**	**$ 21,495**	**$ 251,063**	**$ 251,063**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 561,207
2024	205,031
2025	-
2026	-
2027	-
Thereafter	-
Total	**$ 766,238**

Line of Credit

The Company entered into a SBA Line of Credit agreement with during fiscal year 2022. The credit facility size is $100,000. The total outstanding balance as of December 31, 2022 and December 31, 2021 was $99,883 and $0, respectively. The entire balance is classified as current.

Forward Financing

During fiscal year 2022, the Company entered into a finance agreement with Stripe Capital in the amount of $37,100. It bears a fixed fee of $6,418. The lender provides the company with the advance amount in exchange for the sale of receivables to the lender. As of December 31, 2022 December 31,2021, the outstanding balance of this kind of financing is in the amount of $29,012 and $0, and entire amount is classified as the current portion.

Lease

We have entered into two operating lease agreements for certain business premises. Our leases have original lease periods expiring between 2024 and 2026. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. The cumulative effects of the changes made to our balance sheet as of December 31, 2022, as a result of the adoption of the accounting standard update on leases were as follows:

	December 31, 2022
Lease liability	
Beginning balance	$ 1,405,683
Additions	$ -
Lease payments	(291,084)
Balance at end of period	$ 1,114,599

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

	December 31, 2022
2023	$ 265,858
2024	392,817
2025	390,792
2026	65,132
2027	
Thereafter	-
Total	$ 1,114,599

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (397,157)	$ (184,037)
Valuation Allowance	397,157	184,037
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (597,144)	$ (199,987)
Valuation Allowance	597,144	199,987
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,228,148, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,228,148. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

On June 1, 2017, the company entered into a line of credit promissory note with Julie Medlen, one of the shareholders and corporate officer, in the amount of $15,000. The note bears no interest rate. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $21,495.

On November 1, 2021, the company entered into a Revolving Balance Loan Agreement with Doornink Investments, LTD (solely owned by shareholder and Board member Ronald Doornink) in the amount of $250,000. The loan bears an interest rate of 5% and has a maturity date of November 1, 2023. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $264,118 and $251,063, respectively.

On June 24, 2022, the company entered into a Revolving Balance Loan Agreement with Doornink Investments, LTD (solely owned by shareholder and Board member Ronald Doornink) in the amount of $200,000. The loan bears an interest rate of 5% and has a maturity date of June 24, 2024. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $205,031 and $0, respectively.

On February 18, 2022, the company entered into a Revolving Balance Loan Agreement with Doornink Investments, LTD (solely owned by shareholder and Board member Ronald Doornink) in the amount of $200,000. The loan bears an interest rate of 5%. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $205,031 and $0, respectively.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through July 20, 2023, which is the date the financial statements were available to be issued.

On January 25, 2023, the company entered into a business line of credit agreement with Headway Capital LLC with a credit limit of $75,000.

On March 23, 2023, the company entered into a business loan agreement with Mulligan Funding for $90,000.

On May 1, 2023, the company entered into a revenue-based financing agreement with Premium Merchant Funding for $28,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,421,265, an operating cash flow loss of $1,117,631, and liquid assets in cash of $186,796, which is less than a year worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Richard L Medlen, Principal Executive Officer of GarageSkins, Inc., hereby certify that the financial statements of GarageSkins, Inc. included in this Report are true and complete in all material respects.

Richard L Medlen

CEO/Board Chair